

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

JD Larsen
Chief Financial Officer
Chosen, Inc.
4 S 2600 W
Suite 5
Hurricane, UT 84737

> **Re: Chosen, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed April 3, 2023**
> **File No. 000-56519**

Dear JD Larsen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

Item 1. Business.
Recent Transactions, page 5

1.   We note that on November 29, 2022, you entered into a Contribution Funding and Production Agreement. an Intellectual Property Assignment and Limited Assumption Agreement and a License Agreement for financial contributions in the aggregate amount of $150,000,000, of which $4,500,000 was to be allocated as the purchase price for the intellectual property rights and assets associated with the Chosen Series along with an exclusive license to the commercial rights related to the development, production, distribution and licensing of the Chosen Series. Please provide us with a detailed discussion of how you accounted for these agreements and site the specific authoritative literature to support you accounting treatment.

<u>Item 7. Certain Relationships and Related Transactions, and Director Independence, page 26</u>

2.   We note your response to comment 14 and reissue. While we acknowledge your new disclosure on page 27 of the registration statement, we note that no new transactions have been disclosed; however, we note that on page F-16 you disclose an October 18, 2022 transaction with Angel Studios, Inc. Please either include all of the information required by the applicable provisions of Item 404 of Regulation S-K or tell us why you believe no additional disclosure is required. Refer to Item 404(d) of Regulation S-K.

<u>Financial Statements for the Years Ended December 31, 2022 and 2021</u>
<u>Notes to the Consolidated Financial Statements</u>
<u>Note 1 Summary of Significant Accounting Policies</u>
<u>Leases, page F-10</u>

3.   We note from your disclosure on page 21 and per review of exhibit 10.16 that you have entered into a lease for a certain tract of land located in Midlothian, Texas, and the buildings and other improvements located on the land, including the buildings to be constructed by the Company. Please provide us with a detailed discussion of how you accounted for this lease under ASC 842, particularly your accounting for the improvements to be constructed on the land and your classification and measurement of the lease based on the lease payments. In addition, please clarify if the land and buildings disclosed in property, plant and equipment on page F-10 are the same land and buildings under this lease.

4.   Per review of exhibit 10.14 and 10.15, we note that you entered into a Short Term Lease Agreement and a Location Agreement for the use of the replica City of Capernaum in Midlothian, Texas, that is owned by The Salvation Army. Please provide us with a detailed discussion of how you accounted for these agreements and site the specific authoritative accounting literature you utilized to support your accounting treatment.

<u>Revenue Recognition, page F-11</u>

5.   We note that you have recorded contribution revenue for donation proceeds received by the Come and See Foundation that have been remitted to you under the terms of a License Agreement. Please tell us how you considered the definition of revenue in the FASB Glossary, i.e. inflows from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations, and the presentation guidance in Rule 5-03 of Regulation S-X in characterizing these proceeds as revenues.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Giovanni Caruso